UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response .... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14256

Westport Resources Corporation (1) (Exact name of registrant as specified in its charter)
1670 Broadway, Suite 2800, Denver Colorado 80202 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.01 per share (2) (Title of each class of securities covered by this Form)
8 1/4% Senior Subordinated Notes Due 2011 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certificate or notice date: one holder of record

        Pursuant to the requirements of the Securities Exchange Act of 1934 Westport Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2004	By:	/s/ David A. Hager Kerr-McGee (Nevada) LLC David A. Hager President and Chief Executive Officer

(1) On June 25, 2004, Westport Resources Corporation merged with and into Kerr-McGee (Nevada) LLC, a Nevada limited liability company and a wholly-owned subsidiary of Kerr-McGee Corporation (the "Successor Issuer"). In accordance with Rule 12g-4(b) promulgated under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by the Successor Issuer.

(2) On June 21, 2004, Westport Resources Corporation redeemed all of its issued and outstanding shares of 6 1/2% Convertible Preferred Stock, par value $0.01 per share.